Mail Stop 3561

May 27, 2008

Mr. Richard N. Berman
Chairman and Chief Executive Officer
Dorman Products, Inc.
3400 East Walnut Street
Colmar, Pennsylvania 18915

>   **Re: Dorman Products, Inc.**
>   **Form 10-K for the year ended December 29, 2007**
>   **Filed March 6, 2008**
>   **File No. 0-18914**

Dear Mr. Berman:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. Mathias J. Barton, CFO
            (215) 997-1741